LAW OFFICES OF LOUIS E. TAUBMAN, P.C.

225 Broadway, Suite 1200

New York, New York 10007

(212) 732-7184   Fax:  (212) 202-6380

E-mail: Louistlaw@aol.com

May 13, 2005

U.S. Securities and Exchange Commission

Division of Corporate Finance

450 Fifth Street, N.W.

Washington, D.C. 20549-0303

Re:

AXM Pharma, Inc.

Preliminary Schedule 14A

Dear Sir or Madam:

We are counsel to AXM Pharma, Inc. (the “Company”).  On behalf of our client, enclosed herewith please find a Preliminary Schedule 14A for the Company.

On May 27, 2005, the Company expects to file and send its Definitive information statement to its shareholders.

The Company will update the figures currently stated as of May 13, 2005 in the Preliminary Statement, to figures that correspond to the record date of the Special Meeting, May 20, 2005, in its Definitive statement.

Please feel free to contact the undersigned if you have any questions regarding the filing or this letter.

Very truly yours,
Law Offices of Louis Taubman

/s/ Rachael Hymes
Rachael Hymes

Enclosures